March 18, 2016

Via EDGAR Correspondence

Karl Hiller

Branch Chief

Office of Natural Resources

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	Amira Nature Foods Ltd.
Form 20-F for Fiscal Year Ended March 31, 2015
Filed January 25, 2016
File No. 001-35681

Dear Mr. Hiller,

This is with reference to your letter dated March 9, 2016, to Amira Nature Foods Ltd. (the “Company”), pursuant to a review of the Company’s Form 20-F (File No 001-35681) for the Fiscal Year ended March 31, 2015, which was filed with the Commission on January 25, 2016.

Set forth below is the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment is set forth in italics before the Company’s response.

Form 20-F for the Fiscal Year ended March 31, 2015

Risk Factors, page 5

Risks Related to Our Public Company Status, page 20

1. We note you had been furnishing your quarterly press releases and related materials, including earnings call transcripts and presentations on Form 6-K, through the fiscal quarter ended December 31, 2014, and although you disclose under this heading your intent to furnish quarterly reports on Form 6-K, you did not furnish your fiscal 2015 and fourth quarter financial results even after the materials were made public on your website, dated July 16, 2015. Please comply with General Instruction B of Form 6-K, and furnish any material information that you (i) make or are required to make public, (ii) file or are required to file with a stock exchange on which your securities are traded and which is made public by such exchange, or (iii) distribute or are required to distribute to your security holders, including reports on your financial condition and results of operations.

On March 18, 2016, we furnished our fiscal 2015 and fourth quarter financial results with the Commission which are public on our website. These materials include the Company’s fourth quarter and fiscal year 2015 earnings call transcript and presentation.

We hope that this clarifies our disclosures made in the Company’s Form 20-F for the Fiscal Year ended March 31, 2015, which was filed on January 25, 2016. In providing this response, and in response to the Staff’s request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	Amira Nature Foods Ltd is responsible for the adequacy and accuracy of the disclosure in the Form 20-F (File No 001-35681);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Amira Nature Foods Ltd may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our response with you at your convenience. Should you have any questions about the response contained herein, please contact our attorneys, Brenda Hamilton, of Hamilton & Associates Law Group at 561-416-8956 or John G. Crowley of Davis Polk & Wardwell at (212) 450-4550.

Sincerely,

/s/ Bruce Wacha

Bruce Wacha

Chief Financial Officer

For Amira Nature Foods Ltd.